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                                                                    Exhibit 99.3
                                 Duncan Moffat
                             Compensation Agreement

  The Following agreement was adopted by the Board of Directors of Lumisys
          Incorporated pursuant to a Written Consent Dated May 1, 2000

1.  New Base Salary. $160,000, effective 1/1/2000.
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2.  1999 Incentive. The Board of Lumisys has agreed to accelerate the vesting
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    of options so that the total 37,500 shares subject to the performance-based option granted November 1, 1999 to Duncan Moffat will be vested. Moffat will be granted 43,750 new options upon approval by the compensation committee of the board of directors so that the total number of unvested options granted to Moffat will be 75,000 shares. The option will be priced at the closing market price of Lumisys common stock on the date of grant. The shares granted will vest monthly on a pro-rata basis over 5 years. The base vest date for both options will be 3/1/00.
3.  Incentive for sale Lumisys Inc.  The success fee for the sale of the
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    Lumisys, excluding AuntMinnie.com will be 1% of the net proceeds to Lumisys for any transaction up to $50 million and additionally, 2% of any incremental net proceeds to Lumisys above $50 million. The incentive will be paid in cash as soon as feasible, but not to exceed 30 days from the date Lumisys receives proceeds from the transaction.
4.  Incentive for continuation of employment if Lumisys is not sold.  If, by
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    March 1, 2001, Lumisys has not been sold, Moffat will be paid an amount equal to 50% of his current annual salary ($80,000). If a sale of Lumisys consummated after March 1, 2001, and Moffat is still an employee of Lumisys, the incentive pay for continuation of employment will be deducted from the incentive for sale of Lumisys to be paid.
5.  Loan. Under separate agreement, Moffat will be given a loan of $50,000.
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    The loan will bear interest at the lowest rate allowed and will be due and payable upon Moffat's receipt of either a success fee for the sale of Lumisys or incentive for continuation of employment if Lumisys is not sold. The loan is to be secured by Moffat's Lumisys Common Stock, Lumisys Stock Options and any receivables owed by the Company to Moffat (including, but not limited to final pay and accrued vacation).